UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 31, 2023 Kazia Therapeutics Limited (the “Company”) filed its Annual Report to shareholders for the fiscal year ended June 30, 2023 with the Australian Stock Exchange (“ASX”), a copy of which is attached hereto as Exhibit 99.1. Also on August 31, 2023, the Company filed its Appendix 4E, Appendix 4G, and Corporate Governance Statement with the ASX, copies of which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively.

EXHIBIT LIST

Exhibit	Description

99.1	Kazia Annual Report to shareholders

99.2	Kazia Appendix 4E

99.3	Kazia Appendix 4G

99.4	Kazia Corporate Governance Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich
Chief Financial Officer
Date: 5 September 2023